Exhibit 99.3

press release

ArcelorMittal announces the commencement of a second US$1 billion share buyback program for 2022

5 May 2022, 7:15 CET

Following publication of the first quarter 2022 results press release dated 5 May 2022 (the ‘ER Press Release’)1, ArcelorMittal announces a second share buyback program in the amount of US$1 billion (the ‘Program’) under the authorization given by the annual general meeting of shareholders of 4 May 2022, bringing the total 2022 buybacks announced so far to US$2 billion. For the background to this Program, reference is made to the ER Press Release. The Program is expected to be completed by the end of 2022, subject to market conditions.

The Significant Shareholder has decided not to participate in the Program consistent with the position announced in the press release dated 25 February 20222.

The shares acquired under the Program are intended:

1) To meet ArcelorMittal’s obligations under debt obligations exchangeable into equity securities;

2) To reduce ArcelorMittal’s share capital, and/or;

3) To meet ArcelorMittal’s obligations arising from employee share programs.
ENDS
About ArcelorMittal
ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2021, ArcelorMittal had revenues of $76.6 billion and crude steel production of 69.1 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

1 https://corporate.arcelormittal.com/media/press-releases/arcelormittal-reports-first-quarter-2022-results
2 https://corporate.arcelormittal.com/media/press-releases/arcelormittal-announces-that-its-significant-shareholder-has-decided-not-to-further-participate-in-its-1-billion-share-buyback-program

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com